Exhibit 1

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

21 August 2023

WESTPAC 3Q23 UPDATE

Following is Westpac's 3Q23 update, for the three months ended 30 June 2023.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

ASX ANNOUNCEMENT WESTPAC 3Q23 UPDATE FINANCIAL SUMMARY $1.8bn Unaudited Net Profit1 2.06% Group NIM, up 10 bps on 1H23 11.9% CET1 capital ratio, down 42 bps on Mar-23 1.86% Core NIM, down 4 bps on 1H23 WESTPAC THIRD QUARTER 2023 UPDATE The Group delivered unaudited net profit of $1.8 billion for the third quarter 2023 (3Q23). The quarter was characterised by resilient operating revenue2, assisted by ongoing disciplined margin management. Inflationary pressures impacted expenses which reflected both higher supplier costs and salary and wages. The Group remains in a strong financial position with capital, funding and liquidity well above regulatory minimums. Credit impairment provisions were $5.1 billion as at 30 June 2023, $1.5 billion above the expected losses of the base case economic scenario. OPERATING TRENDS The Group net interest margin (NIM) for 3Q23 was 2.06%. Excluding Notable Items, NIM of 1.96% was 2 basis point lower than first half 2023 (1H23). Group NIM comprised: • Core NIM of 1.86%, down 4 basis points from 1H23 reflecting ongoing mortgage competition which was partially offset by higher earnings on capital and hedged deposits; • Treasury and Markets income of 10 basis points, up 2 basis points on 1H23; and • Gains related to hedging3 of 10 basis points. The deposit to loan ratio improved to 84.1% in the third quarter, supported by customer deposit growth of $8.7 billion. Loans grew $6.4 billion mainly in owner occupied mortgages and business lending. Expenses for second half 2023 to date are up approximately 5%4 compared to 1H23. Expense growth was driven by inflationary pressures, including higher supplier costs, wages and salaries, and investment in the Group’s technology and customer simplification agenda. The Group remains committed to cost discipline with recent cost reset actions driving a full time equivalent employee reduction of approximately 2%2 for the second half 2023 to date. Notable Items in the second half are expected to include one-off expenses associated with the cost reset program and costs in relation to a one-off levy for the Commonwealth's Compensation Scheme of Last Resort. 1 Also referred to as statutory profit, net profit attributable to owners of WBC or net profit after tax. 2 Excluding businesses sold. 3 Included in Notable Items 4 Excluding Notable Items.

ASX announcement I Westpac 3Q23 update FINANCIAL STRENGTH The CET11 capital ratio was 11.9%, compared to the Group’s target operating range of 11.0% to 11.5%, and reflects earnings for the quarter offset by payment of the 1H23 dividend. Provisioning was further strengthened with the ratio of collectively assessed provisions (CAP) to credit risk weighted assets (RWA) up 4 basis points to 1.37%. The quarterly average liquidity coverage ratio was 138% and net stable funding ratio was 118%, both well above regulatory minimums. Credit quality was resilient in 3Q23 and the Group remains well provisioned. There was a modest increase in stressed assets to 1.16% of total committed exposures, a rise of 6 basis points from March 2023. This was reflected in credit impairment charges to average loans of 12 basis points for the nine months to 30 June 2023. Refer to the 3Q23 Capital, Credit Quality and Funding slides for further details. Further information Hayden Cooper Group Head of Media Relations M. 0402 393 619 Justin McCarthy General Manager, Investor Relations M. 0422 800 321 This document has been authorised for release by Tim Hartin, Company Secretary. 1 Level 2 common equity tier 1 (CET1).